February 18,
2009

Federico Humbert Arias
Ambassador of Panama
Embassy of Panama
2862 McGill Terrace, N.W.
Washington, D.C.  20008

Re:	Republic of Panama
      Registration Statement under Schedule B
      Filed February 2, 2009
      File No. 333-157071

      Form 18-K
      Filed September 30, 2008
      Form 18-K/A
      Filed February 13, 2009
      File No. 333-07558

Dear Mr. Ambassador:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update all statistics to provide the most recent available data.

2. Where appropriate, please discuss the potential effects that the current global economic crisis may have on Panama`s economy. For example, discuss how the global financial environment could potentially affect the commerce, transportation and communications, or construction sectors, the Colon Free Zone, or the Panama Canal. Additionally, please discuss any measures that Panama has planned or implemented to prevent potential adverse effects from the global economic crisis, including the recent establishment of the Directive
Council of the Financial Stimulus Program.

Form 18-K

Exhibit 99(D)

3. Under "Other Economic Reforms" on page D-10, please clarify the meaning of the phrase "autonomous government agency under the supervision of the executive branch."

4. In your discussion of Panama Canal tolls on page D-33, please discuss the requests by shipping companies for the Panama Canal Authority to cancel or defer 2009 rate increases because of the current global economic environment. Additionally, please discuss any recent decline in traffic caused by the global economic slowdown and the impact this decline may have on Panama`s economy.

5. In your discussion of financing the expansion of the Panama Canal on page D-33, please discuss the recent transaction which secured $2.3 billion of the requisite $5 billion needed to finance the project. (See "ACP Obtains $2.3 Billion for Canal Expansion" at http://www.panama-guide.com/article.php/20081211093723182/print.)

Closing Comment

      Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Please direct any questions about these comments to me at
(202)
551-3450.

	Sincerely,


	Michael Coco
	Special Counsel


Cc: via facsimile
Mark H. Stumpf, Esq.
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, D.C.  20004
Fax: (202) 942-5999
Republic of Panama
February 18, 2009
3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE